Filed Pursuant to Rule 424(b)(3)
Registration No. 333-151632

SUPERFUND GOLD, L.P. – SERIES A-1, A-2 AND SERIES B-1, B-2 SUPPLEMENT
DATED DECEMBER 13, 2011 TO PROSPECTUS DATED MAY 13, 2011

NOVEMBER 2011 PERFORMANCE UPDATE

	November 2011	Year to Date	Total NAV 11/30/11	NAV per Unit 11/30/11
Series A-1	-0.58%	11.10%	$15,503,791	$1,740.58
Series A-2	-0.42%	12.99%	$3,920,134	$1,888.06
Series B-1	-1.25%	8.52%	$6,865,919	$1,466.41
Series B-2	-1.09%	10.37%	$4,649,001	$1,533.87

          * All performance is reported net of fees and expenses

Fund results for November2011:

          The Fund’s trading strategies underperformed in November as the continuing euro-zone debt crisis resulted in high market volatility and left investors searching for safe haven investments. Indices pared early heavy losses by month’s end as a coordinated effort by central banks in the euro-zone, United States, Canada, Switzerland, United Kingdom, and Japan to lower the cost of dollar funding gave much-needed optimism to the markets. Bond yields rose significantly higher in Europe and Japan, with Germany unable to sell nearly a third of its bond offering and the Japanese benchmark 10yr JGB’s high yields making borrowing potentially unsustainable. The U.S. dollar resumed its status as a safe haven currency in November as investors reallocated from gold and the Swiss franc. Overall, the metals sector moved lower to the benefit of the Fund’s positions as global demand concerns from the euro-zone debt crisis along with slowing Chinese economic growth suppressed prices. Strong U.S. Thanksgiving retail sales and an increase in consumer confidence drove crude oil to over $100 per barrel. The Fund’s short-term strategies performed poorly as gains in energies were offset by losses in currencies and short rates.

          The Fund’s allocation to currencies experienced significant losses in November as the U.S. dollar reversed sharply as investors sought a safe haven currency in the face of global market turmoil. The U.S. dollar rose sharply against almost every global currency as uncertainty over the sovereign debt of some European nations continued to shake markets. The euro, Swiss franc, Canadian dollar and Brazilian real all finished with losses against the U.S. dollar with only the Japanese yen finishing with a modest gain as that currency drifted higher after last month’s late intervention.

          The Fund experienced strong gains in the global energy markets in October with long crude oil and short natural gas positions leading the way. Both Nymex and Brent Crude rallied into month-end on record U.S. Thanksgiving retail sales, strong consumer confidence and a proposed ban on European Union imports of Iranian oil. U.S. domestic crude stocks fell to 330.8 million barrels in November, the lowest level since

January 2010, propelling crude 32% higher since early October while reaching $100 a barrel for the first time since July.

          The Fund’s bond portfolio produced losses in November as uncertainty over the euro-zone’s credit worthiness drove European yields to significant highs. Euro-zone uncertainty also lowered yields in the U.S. for most of November before a decision by central banks around the world to cut the U.S. dollar overnight index-swap rate reversed some of the U.S. 30-year note’s price increases in November. Japanese yields spiked at the end of November just days before a critical 2-year, 2.7 trillion Yen offering.

          The Fund’s allocation to global equity markets yielded modest negative returns in November. Equity markets around the globe declined sharply early in the month as policy makers continued to search for solutions to growing economic tensions. Global markets moved up sharply late in the month, however, punctuated by news of a 6-nation coordinated central bank action aimed at easing strains within the banking system. As a result, significant early-month negative returns in Italy, Spain, Germany and Japan were pared, while the U.S. experienced positive returns for November despite large early-November losses.

          The Fund’s perpetual long gold position (+1.2%) continued last month’s rally early in November as the European debt crisis continued to worry investors and increase demand for safer assets. However, the weakening Euro reversed this trend for most of the month before central banks around the world began a coordinated effort to provide additional loans to the ECB, instantly propelling gold 2.0% higher at month’s end.

          Other market sectors, relative to those discussed above, did not have a substantial impact on the month’s overall performance.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

          This Supplement updates certain information contained in the Superfund Gold, L.P. Prospectus and Disclosure Document dated May 13, 2011 (the “Prospectus”). Except as updated hereby, all information in the Prospectus is current as of its date. All capitalized terms used in this Supplement have the same meaning as in the Prospectus unless specified otherwise. Prospective investors should review the contents of both this Supplement and the Prospectus carefully before deciding whether to invest in Superfund Gold, L.P.

THE RISKS YOU FACE

MF Global Exposure; Reserves Taken as a Result of such MF Global Exposure

          On October 31, 2011, MF Global reported to the SEC and CFTC possible deficiencies in customer segregated accounts held at the firm. As a result, the SEC and CFTC determined that a liquidation led by SIPC would be the safest and most prudent course of action to protect customer accounts and assets, and SIPC initiated the liquidation of MF Global under the Securities Investor Protection Act.

          The Fund held assets on deposit in accounts at MF Global as of October 31, 2011, the date that the liquidation proceedings commenced with respect to MF Global. As a result of such liquidation proceedings, customer accounts at MF Global were, and continue to be as of the date hereof, frozen, at least in part, including accounts belonging to the Fund. On November 2, 2011, the CFTC reported an estimated 11.6% shortfall in the customer segregated funds account of MF Global. On November 21, 2011, the SIPC liquidation Trustee announced that the shortfall in the customer segregated funds account could be as much as 22% or more. Following discussions with the Fund’s auditor, the General Partner caused the Fund to take a reserve to account for the Fund’s estimated exposure to such 22% shortfall as of October 31, 2011. The foregoing reserve was based upon information available at the time such reserve was taken and is in accordance with generally accepted accounting principles, although there can be no assurance that any actual shortfall will not be greater than the Trustee’s estimate (or that customer funds will not be located reducing the estimated shortfall). As additional information becomes available, additional reserves may be taken or prior reserves reversed, which will be accounted for in accordance with generally accepted accounting principles as of the time that such information is then available (and not as of the date that the liquidation proceedings commenced with respect to MF Global). As a result, all Limited Partners will participate in any future reserves taken (resulting in decreases in the Fund’s net asset value) or any reversal of prior reserves (resulting in increases in the Fund’s net asset value) to the extent that such Limited Partner holds Units at the time that such reserve is taken or reversed.

THE CLEARING BROKERS; ADMINISTRATION

          Under this heading, the following is added at the end of “— MF Global Inc.”:

          On October 31, 2011, MF Global reported to the SEC and CFTC possible deficiencies in customer segregated accounts held at the firm. As a result, the SEC and CFTC determined that a liquidation led by SIPC would be the safest and most prudent course of action to protect customer accounts and assets, and SIPC initiated the liquidation of MF Global under the Securities Investor Protection Act.

          As of October 31, 2011 approximately $337,000 of Series A-1 assets were still on deposit in an account(s) at MF Global. These assets represent approximately 2.2% of Series A-1’s net asset value of approximately $15.26 million as of October 31, 2011. The

Series A-1 reserve taken reduced the net asset value by $74,147 as of October 31, 2011 (or approximately $8.52 per Series A-1 Unit).

          As of October 31, 2011 approximately $87,000 of Series A-2 assets were still on deposit in an account(s) at MF Global. These assets represent approximately 2.2% of Series A-2’s net asset value of approximately $3.94 million as of October 31, 2011. The Series A-2 reserve taken reduced the net asset value by $19,084 as of October 31, 2011 (or approximately $9.21 per Series A-1 Unit).

          As of October 31, 2011 approximately $276,000 of Series B-1 assets were still on deposit in an account(s) at MF Global. These assets represent approximately 4.0% of Series B-1’s net asset value of approximately $6.93 million as of October 31, 2011. The Series B-1 reserve taken reduced the net asset value by $60,598 as of October 31, 2011 (or approximately $13.05 per Series B-1 Unit).

          As of October 31, 2011 approximately $186,000 of Series B-2 assets were still on deposit in an account(s) at MF Global. These assets represent approximately 4.0% of Series B-2’s net asset value of approximately $4.69 million as of October 31, 2011. The Series B-2 reserve taken reduced the net asset value by $40,923 as of October 31, 2011 (or approximately $13.63 per Series B-2 Unit).

          The General Partner does not believe that the MF Global liquidation will have a material impact on the ongoing trading operations of the Fund. However, because MF Global is still in the liquidation process as of today, further developments in the MF Global liquidation proceedings may have an impact on the ability of the Fund to:

•	satisfy redemption requests in the normal 20-day time period;
•	adequately value redemption requests in the ordinary timeframe;
•	accept new subscriptions and properly value the net asset value for new subscribers; and
•	provide for accurate valuation in the Fund’s account statements provided to Limited Partners.

Prospective investors are also cautioned that there can be no assurances:

•	that the Fund will have immediate access to any or all of its assets in accounts held at MF Global; and
•	as to the amount or value of those assets in the context of the bankruptcy.

          Prospective investors should also be aware that future actions involving MF Global may impact the Fund’s ability to value the portion of its assets held at MF Global and/or delay the payment of a Limited Partner’s pro rata share of such assets upon redemption.

          Effective October 31, 2011, MF Global is no longer a futures commission merchant for the Fund. ADM Investor Services, Inc., Barclays Capital Inc. and Rosenthal Collins Group, L.L.C continue to act as clearing brokers for the Fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

Periodic Adjustments to the Series’ Dollar for Dollar Gold Position

          Commencing November 1, 2011, Superfund Capital Management, Inc. began adjusting each Series’ dollar for dollar gold position periodically throughout the month to reflect profits and losses from the Series’ futures and forward trading activities and interest income, so as to maintain a long gold futures position with a notional, or face, value approximately equal to the Series’ net asset value throughout the month. These adjustments are in addition to the adjustments made to the dollar for dollar gold position by Superfund Capital Management at the beginning of each month to reflect additions to and redemptions of Series capital.

SUPERFUND GOLD, L.P. – SERIES A-1
November 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended November 30, 2011)

STATEMENT OF INCOME

November 2011
Investment income, interest	$204

Expenses
Management fee	29,191
Ongoing offering expenses	-
Operating expenses	9,731
Selling commissions	25,948
Other expenses	21
Incentive fee	-
Brokerage commissions	18,982
Total expenses	83,873

Net investment gain (loss)	(83,669)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	370,941
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(378,291)

Net gain(loss) on investments	(7,350)

Net increase (decrease) in net assets from operations	$(91,019)

STATEMENT OF CHANGES IN NET ASSET VALUE

November 2011
Net assets, beginning of period	$15,186,757

Net increase (decrease) in net assets from operations	(91,019)

Capital share transactions
Issuance of shares	708,050
Redemption of shares	(300,031)

Net increase(decrease) in net assets from capital share transactions	408,019

Net increase(decrease) in net assets	317,000

Net assets, end of period	$15,503,672
NAV Per Unit, end of period	$1,740.58

SUPERFUND GOLD, L.P. – SERIES A-2
NOVEMBER 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended November 30, 2011)

STATEMENT OF INCOME

November 2011
Investment income, interest	$52

Expenses
Management fee	7,368
Ongoing offering expenses	-
Operating expenses	2,456
Other expenses	5
Incentive fee	-
Brokerage commissions	4,791
Total expenses	14,621

Net investment gain (loss)	(14,570)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	93,628
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(95,441)

Net gain(loss) on investments	(1,814)

Net increase (decrease) in net assets from operations	$(16,384)

STATEMENT OF CHANGES IN NET ASSET VALUE

November 2011
Net assets, beginning of period	$3,916,552

Net increase (decrease) in net assets from operations	(16,384)

Capital share transactions
Issuance of shares	20,000
Redemption of shares	-

Net increase(decrease) in net assets from capital share transactions	20,000

Net increase(decrease) in net assets	3,616

Net assets, end of period	$3,920,169

NAV Per Unit, end of period	$1,888.06

SUPERFUND GOLD, L.P. – SERIES B-1
November 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended November 30, 2011)

STATEMENT OF INCOME

November 2011
Investment income, interest	$98

Expenses
Management fee	12,928
Ongoing offering expenses	-
Operating expenses	4,309
Selling commissions	11,491
Other expenses	207
Incentive fee	-
Brokerage commissions	12,383
Total expenses	41,318

Net investment gain(loss)	(41,220)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	178,215
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(223,955)

Net gain(loss) on investments	(45,740)

Net increase (decrease) in net assets from operations	$(86,961)

STATEMENT OF CHANGE IN NET ASSET VALUE

November 2011
Net assets, beginning of period	$6,866,835

Net increase (decrease) in net assets from operations	(212,205)

Capital share transactions
Issuance of shares	149,800
Redemption of shares	(63,735)

Net increase (decrease) in net assets from capital share transactions	86,065

Net increase(decrease) in net assets	(895)

Net assets, end of period	$6,865,940
NAV Per Unit, end of period	$1,466.41

SUPERFUND GOLD, L.P. – SERIES B-2
November 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended November 30, 2011)

STATEMENT OF INCOME

November 2011
Investment income, interest	$66

Expenses
Management fee	8,738
Ongoing offering expenses	-
Operating expenses	2,913
Other expenses	140
Incentive fee	-
Brokerage commissions	8,370
Total expenses	20,161

Net investment gain(loss)	(20,095)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	120,494
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(151,448)

Net gain(loss) on investments	(30,955)

Net increase (decrease) in net assets from operations	$(51,050)

STATEMENT OF CHANGE IN NET ASSET VALUE

November 2011
Net assets, beginning of period	$4,645,177

Net increase (decrease) in net assets from operations	(51,050)

Capital share transactions
Issuance of shares	75,000
Redemption of shares	(20,125)

Net increase (decrease) in net assets from capital share transactions	54,875

Net increase(decrease) in net assets	3,825

Net assets, end of period	$4,649,002

NAV Per Unit, end of period	$1,533.87

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/ Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Gold, L.P.